FORM   4             U.S.  SECURITIES  AND  EXCHANGE   COMMISSION
                              Washington, D.C.  20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                 Filed pursuant to Section 16(a) of the
                          Securities Act of 1934


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.


1.  Name and Address of Reporting Person

MEYER         PAUL       J.
(Last)      (First)      (Middle)

P. O. Box 187
(Street)

KAHULUI       Hi        96733
(City)        (State)    (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     MAUI LAND & PINEAPPLE COMPANY, INC. (MAUI)

3.   IRS   or  Social  Security  Number  of  Reporting   Person
      (Voluntary)

       ###-##-####

4.  Statement for Month/Year   4/98

5.  If Amendment, Date of Original
     (Month/Year)

6.  Relationship of Reporting Person to Issuer
     (Check all applicable)

    [ ] Director   [ ] 10% Owner
    [X ] Officer (give title below)   [ ] Other (specify below)

    EXECUTIVE VICE PRESIDENT/FINANCE

7.  Individual or Joint/Group Filing

    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person

Table  I  - Non-Derivative Securities Acquired, Disposed  of,  or
Beneficially Owned

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):    4/20/98
3.  Transaction Code: Code    I
4.  Securities Acquired (A) or Disposed of (D):
    Amount: 29       (A) or (D):   A      Price:N/A
5.  Amount  of  Securities  Beneficially  Owned  at  End  of
    Month: 8,272
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership:  ESOP TRUST

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):   4/30/98
3.  Transaction Code: Code    P
4.  Securities Acquired (A) or Disposed of (D):
    Amount:  1,961      (A) or (D):   A       Price:12.75/sh
5.  Amount of Securities Beneficially Owned at End of Month:
     1,961
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership: (1)


Explanation of Responses:

(1)  Shares are owned by minor children of the reporting person.


      /S/ PAUL J. MEYER                5/4/98
**Signature of Reporting Person         Date

** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.